Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended July 31,
	2009	2008	2007	2006	2005
Earnings
Income from continuing operations	$45,840	$23,881	$12,615	$6,931
Fixed charges	6,462	1,969	2,161	1,870
Less interest capitalized	(102)	(175)	(314)	(379)

Adjusted earnings	52,200	25,675	14,462	8,422

Fixed charges:
Interest expensed	$6,360	$1,794	$1,847	$1,491
Interest capitalized	102	175	314	379

Total fixed charges	$6,462	$1,969	$2,161	$1,870

Ratio of earnings to fixed charges	8.1	13.0	6.7	4.5	N/A

*	Computation of ratio of earnings to fixed charges is not applicable for our fiscal year ended July 31, 2005, because at that time we were an agricultural cooperative and reported net proceeds rather than earnings.